Subject to Completion

Preliminary Pricing Supplement dated May 23, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

90% Principal Protected Notes

Linked to the Gold Spot Price

due March     , 2013

(the “Notes”)

$10 principal amount per unit

The Notes:

•

The Notes are designed for investors who anticipate that the London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”) will increase from the starting value on the pricing date to the ending value on a valuation date shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes, as more fully described in this pricing supplement.

•

The Notes will have 90% principal protection on the maturity date. Accordingly, investors must be willing to lose up to 10% of their investment if the Gold Spot Price declines from the starting value on the pricing date to the ending value on a valuation date shortly prior to the maturity date of the Notes.

•	There will be no payments on the Notes prior to the maturity date and investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.                 .

•	The pricing date for the Notes is expected to be May , 2008.*

•	The settlement date for the Notes is expected to be June , 2008.*

•	The maturity date for the Notes is expected to be March , 2013.*

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the value of the Gold Spot Price from the starting value on the pricing date to the ending value on a valuation date shortly prior to the maturity date of the Notes.

•	If the ending value of the Gold Spot Price:

•

is greater than the starting value, you will receive the $10 principal amount per unit plus a supplemental redemption amount per unit equal to a fixed percentage between 75% and 85% of the percentage increase; or

•	is less than or equal to the starting value, you will receive a payment per unit based on the percentage decrease, but in no event will you receive less than $9.00.

•	The actual Participation Rate will be determined on the pricing date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$.225	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.775	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.175 per unit, respectively.
*	Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in May or June 2008, the settlement date may occur in June or July 2008 and the maturity date may occur in March or April 2013. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is May     , 2008

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE GOLD SPOT PRICE	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-18
ERISA CONSIDERATIONS	PS-23
USE OF PROCEEDS AND HEDGING	PS-24
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-24
EXPERTS	PS-24
INDEX OF CERTAIN DEFINED TERMS	PS-26

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4

THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 90% Principal Protected Notes Linked to the Gold Spot Price due March     , 2013 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Gold Spot Price and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in March 2013. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in May or June 2008, the settlement date may occur in June or July 2008 and the maturity date may occur in March or April 2013. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes prior to the maturity date and we will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the Gold Spot Price and what does the Gold Spot Price reflect?

The London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”) is a benchmark price used in markets where gold is sold for United States dollars and delivered immediately. The Gold Spot Price will be used in the determination of the Redemption Amount, as described below.

The Gold Spot Price is an internationally published benchmark for the spot price of gold in United States dollars at approximately 3:00 P.M. London time, determined by five members of the London Bullion Market Association (the “LBMA”), as described more fully in the section entitled “The Gold Spot Price” in this pricing supplement.

Please note that an investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in gold transactions traded on the London bullion market.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

How has the Gold Spot Price performed historically?

We have included a table and graph showing the historical month-end values of the Gold Spot Price from January 2003 through April 2008, in the section entitled “The Gold Spot Price—Historical Gold Spot Prices” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Gold Spot Price in various economic environments; however, this past performance is not necessarily indicative of how the Gold Spot Price will fluctuate in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment in United States dollars per unit equal to the Redemption Amount.

The “Redemption Amount” per unit, which you will be entitled to receive on the maturity date, will equal:

(i)	If the Ending Value is greater than the Starting Value, the $10 principal amount per unit plus a supplemental redemption amount equal to:

$10 ×	(	Participation Rate ×	(	Ending Value – Starting Value	))
Starting Value

(ii)	If the Ending Value is equal to or less than the Starting Value:

$10 +	($10 ×	(	Ending Value – Starting Value	))
Starting Value

provided, however, that in no event will you receive less than $9.00 per unit.

The “Starting Value” will equal the value of the Gold Spot Price as determined on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the value of the Gold Spot Price as determined on the fifth scheduled Business Day (as defined herein) prior to the maturity date of the Notes (the “Valuation Date”), subject to a Market Disruption Event as defined and more fully described in this pricing supplement under the section “Description of the Notes—Payment on the Maturity Date”.

The “Participation Rate” will be a fixed percentage between 75% and 85%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

A “Business Day” means any day on which commercial banks are open for business in London and New York, the London bullion market is open for trading and the Gold Spot Price is determined and published.

Will I receive interest payments on the Notes?

No, you will receive the Redemption Amount per unit on the maturity date. The Notes are designed for investors who believe that the Gold Spot Price will increase from the Starting Value to the Ending Value and are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on interest bearing debt securities, and are willing to risk the loss of up to 10% of the $10 principal amount per unit of the Notes, in exchange for the ability to participate in a potential increase in the value of the Gold Spot Price from the Starting Value to the Ending Value.

Examples:

Set forth below are four examples of Redemption Amount calculations, assuming a hypothetical Starting Value of 906.50, the Gold Spot Price on May 19, 2008 and a Participation Rate equal to 80%, the midpoint of the range of 75% and 85%:

Example 1—The hypothetical Ending Value is 20% below the hypothetical Starting Value:

Hypothetical Starting Value: 906.50

Hypothetical Ending Value: 725.20

$10 +	($10 ×	(725.20 – 906.50))	= US$8.00
906.50

Redemption Amount (per unit) = US$9.00	(The Redemption Amount cannot be less than US$9.00 per unit)

Example 2—The hypothetical Ending Value is 5% below the hypothetical Starting Value:

Hypothetical Starting Value: 906.50

Hypothetical Ending Value: 861.18

$10 +	($10 ×	(861.18 – 906.50))	= US$9.50
906.50

Redemption Amount (per unit) = US$9.50

Example 3—The hypothetical Ending Value is 5% higher than the hypothetical Starting Value:

Hypothetical Starting Value: 906.50

Hypothetical Ending Value: 951.83

$10 +	($10 ×	(80% ×	(951.83 – 906.50)))	= US$10.40
906.50

Redemption Amount (per unit) = US$10.40

Example 4—The hypothetical Ending Value is 15% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 906.50

Hypothetical Ending Value: 1,042.48

$10 +	($10 ×	(80% ×	(1,042.48 – 906.50)))	= US$11.20
906.50

Redemption Amount (per unit) = US$11.20

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will exceed $9.00 per unit of the Notes. We have determined that this estimated yield will equal         % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Notes for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008, $             in 2009, $             in 2010, $             in 2011, $             in 2012 and $             in 2013. However, in 2013 the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $             depending upon the cash payment you receive on the maturity date. Also, if the cash payment on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2013, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the Gold Spot Price, and the expectations of the amount, if any, by which the Gold Spot Price will change. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, including the underwriting discount paid in respect of the Notes and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of the Notes if sold before the maturity date.

In a situation where the Gold Spot Price has not changed and there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as our agent (the “Calculation Agent”) for purposes of determining, among other things, the Gold Spot Price and the supplemental redemption amount, if any. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc., as our subsidiary, and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment and your investment may result in a loss

We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the direction of and percentage change in the Gold Spot Price. If the Ending Value of the Gold Spot Price is less than the Starting Value, you will receive a payment based on the percentage decrease, but in no event will you receive less than $9.00 per unit. In this case, your investment will result in a loss. This will be true even if the value of the Gold Spot Price was higher than the Starting Value at some time over the term of the Notes but is below the Starting Value on the Valuation Date.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar denominated debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return on a direct investment in the Gold Spot Price

The opportunity to participate in the possible increases in the value of the Gold Spot Price through an investment in the Notes is limited because any increases in the Gold Spot Price from the Starting Value to the Ending Value will be multiplied by the Participation Rate which will be a percentage that is less than 100%. As such, even if the Ending Value is greater than the Starting Value, your return will be less than the return you would have received if you had invested directly in the Gold Spot Price. However, if the Ending Value of the Gold Spot Price is less than the Starting Value, you will receive a payment based on the percentage decrease, but in no event will you receive less than $9.00 per unit.

You must rely on your own evaluation of the merits of an investment linked to the Gold Spot Price

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in gold or precious metals may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in gold or precious metal markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the gold and precious metals markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Gold Spot Price. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in the Notes.

There are risks associated with investing in gold or gold indexed notes

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, such as, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the Redemption Amount

The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any such change could cause a decrease in the Gold Spot Price which would adversely affect the Redemption Amount and the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any such event could adversely affect the Gold Spot Price and, correspondingly, could adversely affect the Redemption Amount and the value of the Notes.

Ownership of the Notes will not entitle you to any rights with respect to gold

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, gold or in any gold transaction traded on the London bullion market. ML&Co. will not invest in gold on behalf or for the benefit of holders of the Notes.

The Notes will not be regulated by the CFTC

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell gold on the London bullion market for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold. Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO, and holders of the Notes will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the value of the Gold Spot Price.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per unit. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Gold Spot Price used to calculate the Redemption Amount and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, the fact that the $10 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Gold Spot Price. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Gold Spot Price is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Gold Spot Price exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Gold Spot Price exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Gold Spot Price will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Gold Spot Price are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Gold Spot Price increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. If interest rates increase or decrease in the United Kingdom or in the United States, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries that comprise the European Union or the United States, which may affect the value of the Gold Spot Price, and therefore, the trading value of the Notes.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value above that which would be expected based on the value of the Gold Spot Price. This difference will reflect a “time premium” due to expectations concerning the value of the Gold Spot Price during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value over the term of the Notes of the Gold Spot Price, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Gold Spot Price will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Merrill Lynch Capital Services, Inc., (“MLCS”) our subsidiary, will be our agent for the purposes of determining, among other things, the Ending Value and Redemption Amount. Under certain circumstances, MLCS’s role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Gold Spot Price can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Gold Spot Price is unavailable. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior, unsecured debt securities entitled “Medium Term Notes, Series C,” which is more fully described in the accompanying MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on March     , 2013. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                      .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be denominated and payable in United States dollars, and will be determined by the Calculation Agent as follows:

(a) If the Ending Value is greater than the Starting Value, you will receive the $10 principal amount per unit plus a supplemental redemption amount equal to:

$10 ×	(	Participation Rate ×	(	Ending Value – Starting Value	))
Starting Value

(b) If the Ending Value is equal to or less than the Starting Value, you will receive:

$10 +	($10 ×	(	Ending Value – Starting Value	))
Starting Value

provided, however, that the Redemption Amount will not be less than $9.00.

The “Starting Value” will be the value of the Gold Spot Price on the Pricing Date as determined by the Calculation Agent.

The “Ending Value” will equal the value of the Gold Spot Price on the Valuation Date as determined by the Calculation Agent. If a Market Disruption Event occurs on the Valuation Date, then the Ending Value will equal the spot price of gold at 3:00 P.M. London time as quoted by another publicly available source. If the gold spot price is not quoted by another publicly available source, the Ending Value will be determined by the Calculation Agent in good faith and using its reasonable judgment.

The “Valuation Date” will be the fifth scheduled Business Day immediately prior to the maturity date.

The “Participation Rate” will be a fixed percentage between 75% and 85%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sale of the Notes.

A “Business Day” means any day on which commercial banks are open for business in London and New York, the London bullion market is open for trading and the Gold Spot Price is determined and published.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Market Disruption Event

“Market Disruption Event” means, with respect to the Gold Spot Price, any of the two events set forth below:

(i) “Price Source Disruption” means the temporary unavailability of the Gold Spot Price.

(ii) “Trading Disruption” means the material suspension of, or the material limitation imposed on, trading in gold by the LBMA. For these purposes:

(A) a suspension of the trading in gold on any Business Day shall be deemed to be material only if:

(1) all trading in gold is suspended for the entire day; or

(2) all trading in gold is suspended subsequent to the opening of trading on such day, trading does not recommence prior to the regularly scheduled close of trading on such day and such suspension is announced less than one hour preceding the opening of trading on such day; and

(B) a limitation of trading in gold on any Business Day shall be deemed to be material only if limits are established on the range within which the price of gold may fluctuate and the price of gold on such day is at the upper or lower limit of that range.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value of 906.50 (the Gold Spot Price on May 19, 2008) and a range of hypothetical Ending Values of the Gold Spot Price:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes; and

•	the pretax annualized rate of return to holders of the Notes.

•	the pretax annualized rate of return of a hypothetical direct investment in the Gold Spot Price.

The table below assumes a Participation Rate of 80%, the midpoint of the range of 75% and 85%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return in the Gold Spot Price(1)(2)
453.25	–50%	$9.00	–10.00%	–2.21%	–14.07%
498.58	–45%	$9.00	–10.00%	–2.21%	–12.20%
543.90	–40%	$9.00	–10.00%	–2.21%	–10.47%
589.23	–35%	$9.00	–10.00%	–2.21%	–8.87%
634.55	–30%	$9.00	–10.00%	–2.21%	–7.37%
679.88	–25%	$9.00	–10.00%	–2.21%	–5.97%
725.20	–20%	$9.00	–10.00%	–2.21%	–4.64%
770.53	–15%	$9.00 (4)	–10.00%	–2.21%	–3.39%
815.85	–10%	$9.00	–10.00%	–2.21%	–2.21%
861.18	–5%	$9.50	–5.00%	–1.08%	–1.08%
888.37	–2%	$9.80	–2.00%	–0.42%	–0.42%
906.50 (3)	0%	$10.00	0.00%	0.00%	0.00%
951.83	5%	$10.40	4.00%	0.83%	1.03%
997.15	10%	$10.80	8.00%	1.63%	2.02%
1,042.48	15%	$11.20	12.00%	2.40%	2.96%
1,087.80	20%	$11.60	16.00%	3.15%	3.88%
1,133.13	25%	$12.00	20.00%	3.88%	4.75%
1,178.45	30%	$12.40	24.00%	4.58%	5.60%
1,223.78	35%	$12.80	28.00%	5.27%	6.42%
1,269.10	40%	$13.20	32.00%	5.93%	7.21%
1,314.43	45%	$13.60	36.00%	6.58%	7.98%
1,359.75	50%	$14.00	40.00%	7.21%	8.72%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 20, 2008 to February 20, 2013, a term expected to be similar to that of the Notes.
(2)	This rate of return assumes no transaction fees or expenses.
(3)	This is the hypothetical Starting Value, the Gold Spot Price on May 19, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The amount you receive on the maturity date will not be less than $9.00 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the maturity date of the Notes.

In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE GOLD SPOT PRICE

The London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”) is a benchmark price used in the markets where gold is sold for cash and delivered immediately. The Gold Spot Price is published by Bloomberg L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in United States dollars as determined at 3:00 P.M. London time by the London Bullion Market Association (the “LBMA”). The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 P.M. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank PLC, Deutsche Bank AG, HSBC Bank USA, N.A. and Société Générale.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

Historical Gold Spot Prices

Set forth below is the Gold Spot Price on the last Business Day of each month from January 2003 through April 2008. This historical data is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the Notes may be. Any upward or downward trend in the historical value of the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	367.50	399.75	422.15	568.75	650.50	923.25
February	347.45	395.85	435.45	556.00	664.20	971.50
March	334.85	423.70	427.50	582.00	661.75	933.50
April	336.75	388.50	435.70	644.00	677.00	871.00
May	361.40	393.25	414.45	653.00	659.10
June	346.00	395.80	437.10	613.50	650.50
July	354.75	391.40	429.00	632.50	665.50
August	375.60	407.25	433.25	623.50	672.00
September	388.00	415.65	473.25	599.25	743.00
October	386.25	425.55	470.75	603.75	789.50
November	398.35	453.40	495.65	646.70	783.50
December	416.25	435.60	513.00	632.00	833.75

The following graph sets forth the historical performance of the Gold Spot Price using month-end values for the period from January 2003 through April 2008. This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the level of the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On May 19, 2008, the Gold Spot Price was 906.50.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a payment on the maturity date of a projected amount (the “Projected Redemption Amount”) equal to $             per unit of the Notes. This represents an estimated yield on the Notes equal to             % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10.00 per unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the “Actual Redemption Amount”) exceeds $             per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $             per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $             per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $             per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. Any remaining portion of the Projected Redemption Amount (i.e., $             per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset or an ordinary loss pursuant to the foregoing rules will be treated as a capital loss (which will be long-term if the Note has been held for more than one year as of the maturity date). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S.

Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $9.00 per unit of the Notes.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10.00 principal amount per unit of the Notes during each accrual period over an assumed term of approximately 57 months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 5.5450% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if they had been issued on May 20, 2008, and were scheduled to mature on February 20, 2013. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
May 20, 2008 through November 20, 2008	$0.2796	$0.2796
November 21, 2008 through May 20, 2009	$0.2850	$0.5646
May 21, 2009 through November 20, 2009	$0.2929	$0.8575
November 21, 2009 through May 20, 2010	$0.3010	$1.1585
May 21, 2010 through November 20, 2010	$0.3094	$1.4679
November 21, 2010 through May 20, 2011	$0.3179	$1.7858
May 21, 2011 through November 20, 2011	$0.3268	$2.1126
November 21, 2011 through May 20, 2012	$0.3358	$2.4484
May 21, 2012 through November 20, 2012	$0.3451	$2.7935
November 21, 2012 through February 20, 2013	$0.1757	$2.9692

Hypothetical Projected Redemption Amount = $12.9692 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the supplemental redemption amount, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-4
Calculation Agent	PS-7
Ending Value	PS-4
Gold Spot Price	PS-1
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

90% Principal Protected Notes

Linked to the Gold Spot Price

due March     , 2013

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

May     , 2008